UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, August 9, 2017

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 63 of the Listing Regulations of Mercado de Valores de Buenos Aires S.A., I hereby inform you that at the Company’s Board of Directors meeting held on August 9, 2017, the following Condensed Interim Financial Statements were approved: Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements, Informative Summary and the information required by section 12 of General Resolution No. 622 of the National Securities Commission, related to the six-month interim period ended June 30, 2017.

The amounts disclosed below are stated in thousands of Argentine pesos and arise from the Condensed Interim Financial Statements:

		Six-month interim period ended June 30, 2017

Profit for the period

Attributable to the owners of the parent	Profit	368,774
Attributable to non-controlling interests		0
	Profit	368,774

Other comprehensive income for the period

Attributable to the owners of the parent	0
Attributable to non-controlling interests	0
0

Total comprehensive income for the period

Attributable to the owners of the parent	Profit	368,774
Attributable to non-controlling interests		0
	Profit	368,774

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

Detail of Equity
Share Capital– Nominal Value (1)	906,455
Share Capital – Adjustment to Capital (2)	408,063
Additional paid-in capital	31,565
Statutory Reserve	73,275
Discretionary Reserve	176,061
Other Reserves	0
Other Comprehensive Loss	(37,172)
Retained Earnings	(819,874)
Total attributable to the owners of the Company	738,373
Non-controlling interests	0
Total Equity	738,373

(1)     Includes 7,794 related to treasury shares.

(2)     Includes 8,568 related to treasury shares.

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

Class of shares	Number of shares	% on Share Capital

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

The class “A” shares are owned by Electricidad Argentina S.A. (EASA), domiciled at Maipú 1 of the City of Buenos Aires. The class “B” shares are currently traded at the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of June 30, 2017, the Company has 7,794,168 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.  Moreover, IEASA S.A., domiciled at Maipú 1 of the City of Buenos Aires, owns 99.99% of EASA’s voting shares.

In this respect, it is worth mentioning that -as disclosed in the Relevant Event submitted on March 30, 2017- this Distribution Company has been informed that EASA’s Board of Directors, in its meeting of March 29, 2017, approved -ad referendum of both the corresponding resolutions of the shareholders’ meetings and the respective approvals by the control authorities- the merger of EASA and IEASA S.A. as the acquired companies, which will be dissolved without liquidation, with and into Central Térmica Loma de la Lata S.A. (“CTLL”), as the acquiring and surviving company. Furthermore, the Preliminary Merger Agreement and the Consolidated Merger Statement of Financial Position have been approved. It must be pointed out that CTLL, the acquiring and surviving company, as well as EASA and IEASA, the acquired companies, belong to the same control group, inasmuch as Pampa Energía S.A. is the direct and/or indirect controlling shareholder of all of them.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

VICTOR A RUIZ

Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 15, 2017